

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2019

Catherine Suever
Chief Financial Officer
PARKER HANNIFIN CORP
6035 Parkland Blvd.
Cleveland, OH 44124

> **Re: PARKER HANNIFIN CORP**
> **Form 10-K for the fiscal year ended June 30, 2019**
> **Filed August 23, 2019**
> **Form 8-K filed August 1, 2019**
> **File No. 1-04982**

Dear Ms. Suever:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2019

Critical Accounting Policies
Impairment of Goodwill and Long-Lived Assets, page 27

1. We note that you test goodwill for impairment at the reporting unit level, which is equivalent to your operating segments. Please revise future disclosures to address the following:
   - Identify the number of reporting units, or operating segments, where goodwill is allocated and tested for impairment;
   - Indicate whether fair value substantially exceeds book value for all reporting units, and;
   - If the fair value of any reporting unit does not substantially exceed book please identify the reporting unit and quantify the goodwill associated with that reporting unit.

Form 8-K Filed on August 1, 2019

Exhibit 99.1

2.   We note your presentation of non-GAAP diluted adjustments to calculate the non-GAAP measure, Adjusted Earnings per Diluted Share, on a prospective (2020) and historical (2019) basis. However, adding back adjustments net of tax is inconsistent with Question 102.11 in the updated Compliance and Disclosure Interpretations (April 4, 2018). Please revise future presentations accordingly to comply with this comment in your non-GAAP presentations in Item 2.02 of your Form 8-K.

3.   In future filings please reconcile EBITDA to Net Income as presented on the face of the income statement. Please refer to Question 103.02 in the updated Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker, Accountant, at 202-551-3732 or John Cash, Branch Chief, at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing